SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                --------------

                                   FORM 6-K

                                --------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                                For May 3, 2006



                                 CNOOC Limited

                (Translation of registrant's name into English)
             -------------------------------------------------------



                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


             -------------------------------------------------------



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



          Form 20-F      X               Form 40-F
                      ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                         No        X
                     ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

    CNOOC Ltd Announces First Production of Phase(cent)oof DF 1-1 Gas Field


(Hong Kong, May 3, 2006) - CNOOC Limited (NYSE: CEO, SEHK: 883, "the Company") announced today that Phase(cent)oof Dong Fang (DF) 1-1 Gas Field, the largest independent gas field of the Company, has commenced production successfully. DF 1-1 gas field is producing 187 million cubic feet of natural gas per day, 35 million cubic feet of which is produced from the three wells of the Phase
(cent)o.

DF 1-1 gas field is located in Yinggehai Basin of Bei Bu Gulf in Western South China Sea, about 110 kilometers from Dong Fang City in Hainan Province. The average water depth of the field ranges from 63 to 70 meters.

The development facilities in Phase(cent)oof DF 1-1 gas field include: two unmanned wellhead platforms, 16 wells, 2 sub-sea pipelines and 2 sub-sea cables. The natural gas produced will mainly be supplied to a methanol project in Hainan.
..
The peak production capacity of the Phase(cent)o is designed at 111 million cubic feet of natural gas per day. With full-scale production, the total capacity of DF 1-1 gas field will reach 98 billion cubic feet per year.

Mr. Zhou Shouwei, President of the Company commented, "The successful commencement of production of DF 1-1 gas field Phase(cent)owill further increase the proportion of natural gas in our production portfolio. We have a number of natural gas projects under development currently, which will strengthen our gas operations and provide more clean energy for the market."

CNOOC Ltd holds 100% interest of DF 1-1 gas field and acts as the operator.

- End -


Notes to Editors:



This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company on the Company and its development and future plans. These forward-looking statements reflect the directors' current views with respect to future events and are not a guarantee of future performance, and therefore shareholders and potential investors should not place undue reliance on them. The directors of the Company undertake no obligation to update or revise publicly any of these forward-looking statements, whether in light of new information, future events or otherwise. Forward-looking statements involve inherent risks and uncertainties. Shareholders and potential investors are cautioned that a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes in the Chinese economic, political and social conditions and government policies and in the oil and gas industry.

*** *** ***

For further enquiries, please contact:


Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn
        -------------------


Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.Fung@knprhk.com
        ----------------------

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 CNOOC Limited


                                 By:  /s/ Victor Zhikai Gao
                                      ---------------------
                                      Name: Victor Zhikai Gao
                                      Title:  Company Secretary



Dated: May 3, 2006